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Press Release

For More Information, Call:
Richard J. Bakos; Chief Financial Officer                  For Immediate Release
Phone: (617) 333-4007


                           MAXWELL SHOE COMPANY INC.
                        ANNOUNCES AGREEMENT TO ACQUIRE
                     SAM & LIBBY TRADEMARKS AND TRADENAMES


Readville, MA--June 4, 1996-- MAXWELL SHOE COMPANY INC. (NASDAQ: MAXS) and SAM & LIBBY, INC. (NASDAQ: SAML) today announced an agreement has been reached for Maxwell Shoe to acquire from Sam & Libby, Inc. all worldwide rights to Sam & Libby's trademarks and tradenames for $5.5 million cash.

Maxwell V. Blum, Chairman of the Board and Chief Executive Officer of Maxwell Shoe Company stated: "We are enthusiastic about the acquisition of the Sam & Libby brand names which have, through significant advertising over a period of several years, developed strong recognition by consumers. We intend to design, develop and market the Sam & Libby brands through department and specialty stores commencing with the Spring 1997 line and will position the footwear to sell at $30 to $45 retail price points."

Mark J. Cocozza, President and Chief Operating Officer of Maxwell Shoe Company said: "This acquisition will allow us to achieve our strategic objective of increasing our share of the casual and dress footwear market. Sam & Libby is a well recognized women's and children's brand which will compliment our other branded footwear lines which include Mootsies Tootsies, Mootsies Kids, Jones New York and Jones New York Sport."
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The binding letter of intent reached today between Maxwell Shoe Company and Sam
& Libby, Inc. is subject to a definitive agreement and Sam & Libby, Inc. stockholder approval. Stockholders holding in excess of 50% of Sam & Libby Inc.'s common stock have agreed to vote in favor of the proposed transaction. Maxwell Shoe Company announced that it expects the acquisition to be completed during the third or fourth quarter of fiscal 1996. Sam & Libby, Inc. will market and sell existing inventory and will ship Fall 1996 orders under the Sam & Libby name through October 1996.

Sam Edelman, Chairman of the Board and Chief Executive Officer of Sam & Libby, Inc. stated " I am excited about the development of the Sam & Libby name through Maxwell Shoe Company. Upon completion of the transaction, Sam & Libby, Inc. will evaluate plans for the remainder of the business."

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Maxwell Shoe Company Inc., designs, develops and markets moderately priced casual and dress footwear for women under the Mootsies Tootsies brand name as well as for children under the Mootsies Kids brand name. The Company also designs, develops and markets "better" and "upper moderate" women's casual and dress footwear under the Jones New York and Jones New York Sport brand names.